Exhibit 99.1

China Index Holdings Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, March 24, 2022 /GlobeNewswire/ -- China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Total revenues were RMB173.8 million, a decrease of 4.5% from RMB182.0 million in the corresponding period of 2020.

•	Operating income was RMB95.8 million, compared to an operating loss of RMB451.6 million in the corresponding period of 2020.

•	Net income was RMB82.5 million, compared to a net loss of RMB520.6 million in the corresponding period of 2020.

Fiscal Year 2021 Highlights

•	Total revenues were RMB621.0 million, a decrease of 2.4% from RMB635.9 million in 2020.

•	Operating income was RMB306.8 million, compared to an operating loss of RMB227.2 million in 2020.

•	Net income was RMB279.2 million, compared to a net loss of RMB318.4 million in 2020.

Fourth Quarter 2021 Financial Results

Revenues

CIH reported total revenues of RMB173.8 million in the fourth quarter of 2021, a decrease of 4.5% from RMB182.0 million in the corresponding period of 2020.

•	Revenues from information and analytics services (SaaS) were RMB88.3 million in the fourth quarter of 2021, an increase of 3.1% from RMB85.6 million in the corresponding period of 2020.

•	Revenues from marketplace services were RMB85.5 million in the fourth quarter of 2021, a decrease of 11.2% from RMB96.4 million in the corresponding period of 2020 primarily due to the broad macro environment challenges the industry was facing.

Cost of Revenues

Cost of revenues was RMB28.7 million in the fourth quarter of 2021, a decrease of 13.8% from RMB33.4 million in the corresponding period of 2020 primarily due to the cost-saving actions CIH has taken in response to the broad macro environment challenges.

Operating Expenses

Operating expenses were RMB49.2 million in the fourth quarter of 2021, a decrease of 91.8% from RMB600.2 million in the corresponding period of 2020.

•	Selling and marketing expenses were RMB24.9 million in the fourth quarter of 2021, a decrease of 4.0% from RMB26.0 million in the corresponding period of 2020.

•	General and administrative expenses were RMB24.3 million in the fourth quarter of 2021, a decrease of 95.8% from RMB574.2 million in the corresponding period of 2020, primary due to the bad debt expense of the amounts due from Fang Holdings Limited (“Fang”) in 2020 associated with the repayment of the Company to the holders of convertible notes on behalf of Fang.

Operating Income

Operating Income was RMB95.8 million in the fourth quarter of 2021, compared to an operating loss of RMB451.6 million in the corresponding period of 2020.

Income Tax Expenses

Income tax expenses were RMB16.3 million in the fourth quarter of 2021, a decrease of 78.5% from RMB75.5 million in the corresponding period of 2020.

Net Income

Net income was RMB82.5 million in the fourth quarter of 2021, compared to a net loss of RMB520.6 million in the corresponding period of 2020.

Fiscal Year 2021 Financial Results

Revenues

CIH reported total revenues of RMB621.0 million for 2021, a decrease of 2.4% from RMB635.9 million in 2020.

•	Revenues from information and analytics services (SaaS) were RMB311.9 million for 2021, an increase of 2.8% from RMB303.4 million in 2020, primarily due to an increase in the number of customers.

•	Revenues from marketplace services were RMB309.1 million for 2021, a decrease of 7.1% from RMB332.6 million in 2020 primarily due to the broad macro environment challenges the industry was facing.

Cost of Revenues

Cost of revenues was RMB110.1 million for 2021, an increase of 4.3% from RMB105.5 million in 2020.

Operating Expenses

Operating Expenses were RMB204.1 million for 2021, a decrease of 73.1% from RMB757.6 million in 2020.

•	Selling and marketing expenses were RMB113.6 million for 2021, an increase of 1.1% from RMB112.4 million in 2020.

•	General and administrative expenses were RMB90.4 million for 2021, a decrease of 86.0% from RMB645.1 million in 2020, primary due to the bad debt expense of the amounts due from Fang in 2020 associated with the repayment of the Company to the holders of convertible notes on behalf of Fang.

Operating Income

Operating Income was RMB306.8 million for 2021, compared to an operating loss of RMB227.2 million in 2020.

Income Tax Expenses

Income tax expenses were RMB46.5 million for 2021, a decrease of 57.5% from RMB109.5 million in 2020.

Net Income

Net income was RMB279.2 million for 2021, compared to a net loss of RMB318.4 million in 2020.

Business Outlook

Due to current unstable market conditions, management believes CIH’s 2022 Q1 revenue will decrease within 15% from the same quarter last year, while annual revenue is expected to decrease approximately 10% year-to-year. These estimates represent management’s current and preliminary views, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on March 24, 2022 at 7:00 AM U.S. ET (7:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135110
Toll-Free/Local Toll:
United States	+1 833-239-5755 / +1 332-208-9430
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-820-5506 / +86 400-820-5097
Direct Event Passcode	1766081#

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registering, you will be provided with all conference call access information, including dial-in numbers, Direct Event passcode (1766081#), a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Direct Event online registration:

http://apac.directeventreg.com/registration/event/7883976

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on March 24, 2022 through 08:59 AM ET March 31, 2022. The dial-in details for the telephone replay are:

International Toll:	+61 2-9003-4211
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 800-988-0601 / +86 400-820-9703
Conference ID:	7883976

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China's real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of December 31,	As of December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	361,521	280,355
Short-term investments	-	391,671
Accounts receivable, net of allowance for doubtful accounts	49,217	29,680
Prepaid expenses and other current assets	25,531	2,557
Amounts due from a related party	-	3,090
Total current assets	436,269	707,353

Non-current assets:
Property and equipment, net	1,424	2,345
Right of use assets	38,892	44,369
Other non-current assets	4,212	3,270
Total non-current assets	44,528	49,984

Total assets	480,797	757,337

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	11,465	9,343
Income taxes payable	25,474	26,737
Deferred revenue	216,188	224,141
Amounts due to a related party	12,300	156
Accrued expenses and other liabilities	99,657	637,693
Total current liabilities	365,084	898,070

Non-current liabilities:
Long-term lease liabilities	29,570	27,427
Other non-current liabilities	75,288	117,987
Total non-current liabilities	104,858	145,414

Total liabilities	469,942	1,043,484

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2021 and 2020; 72,475,630 shares issued as of December 31, 2021 and 2020; 66,787,537 and 66,411,428 shares outstanding as of December 31, 2021 and 2020, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2021 and 2020; 23,636,706 shares issued and outstanding as of December 31, 2021 and 2020; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares	(39)	(42)
Capital deficit	(121,631)	(126,571)
Retained earnings (accumulated deficits)	116,454	(162,728)
Accumulated other comprehensive income	14,043	1,232
Total shareholders’ equity (deficit) attributable to China Index Holdings Limited	9,490	(287,446)

Noncontrolling interests	1,365	1,299

Total shareholders’ equity (deficit)	10,855	(286,147)

Total liabilities and shareholders’ equity (deficit)	480,797	757,337

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended December 31		Year Ended December 31
	2021	2020	2021	2020
Revenues	173,783	181,967	620,953	635,910
Cost of revenues	(28,745)	(33,359)	(110,118)	(105,528)
Gross profit	145,038	148,608	510,835	530,382

Operating expenses:
Selling and marketing expenses	(24,934)	(25,969)	(113,626)	(112,414)
General and administrative expenses	(24,282)	(574,216)	(90,434)	(645,145)

Operating income (loss)	95,822	(451,577)	306,775	(227,177)
Interest income	2,420	354	9,750	1,625
Change in fair value of the warrants	-	1,359	-	1,359
Investment income	520	3,403	8,458	9,294
Government grants	13	1,372	765	5,997

Income (loss) before income taxes	98,775	(445,089)	325,748	(208,902)
Income tax expense	(16,266)	(75,525)	(46,500)	(109,454)

Net income (loss)	82,509	(520,614)	279,248	(318,356)
Less: Net income (loss) attributable to noncontrolling interest holders	48	(304)	66	(304)
Net income (loss) attributable to China Index Holdings Limited	82,461	(520,310)	279,182	(318,052)

Other comprehensive income (loss)
Unrealized holding loss on short-term investments for the periods ended December 31, 2021 and 2020	-	(5,344)	-	-

Less: Reclassification adjustment for loss on short-term investments realized in net income for the periods ended December 31, 2021 and 2020	-	5,008	-	-

Foreign currency translation adjustments	9,388	943	12,811	1,012

Total comprehensive income (loss)	91,897	(520,007)	292,059	(317,344)
Less: comprehensive income (loss) attributable to noncontrolling interest holders	48	(304)	66	(304)

Total comprehensive income (loss) attributable to China Index Holdings Limited	91,849	(519,703)	291,993	(317,040)
Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.91	(5.78)	3.10	(3.54)
Diluted	0.91	(5.78)	3.08	(3.54)
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	90,424,243	90,048,134	90,196,440	89,842,465
Diluted	90,424,243	90,048,134	90,602,539	89,842,465